August 12, 2014

Mara L. Ransom

Assistant Director

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE: Andes 1 Inc.

Amendment No. 1 to Form 10-12 (g)

Filed August 6, 2014

File No. 000-55238

Dear Ms. Ransom:

This correspondence is in response to your letter dated August 12, 2014 in reference to our filing of the Amendment No. 1 to Form 10 filed August 6, 2014 on the behalf of Andes 1 Inc., File No. 000-55238. As a note, we will conform the changes onto Andes 2 Inc., File No. 000-55239 and Andes 3 Inc., File No. 000-55240 respectively assuming Andes 1 Inc. is clear from comments.

Please accept the following responses and note that the Registrant filed an amended Form 10-12G on August 12, 2014.

Comment 1

Item 1A. Risk Factors, page 8

2. We note your response to comment 6 in our letter dated August 5, 2014 and your revised disclosure in the first paragraph of page 24. We reissue our comment. Please include a risk factor under the risk factors section of your registration statement describing the risks you have identified with respect to Mr. Chiang’s other business activities which may compete with time commitments allocated toward the Company, potential conflicts that may arise and how that might impact his role with the Company and the business opportunities that he may not present to the Company in favor of the other businesses he manages.

Answer: Registrant notes the Commission’s comment and has amended its registration statement on page 10 to include a risk factor under the risk factors section titled “Management has other business activities which may compete with time commitments and potential business opportunities allocated toward the Company.” describing the risks with respect to Mr. Chiang’s other business activities and that it may compete and impact the Company as a loss of opportunity.

Registrant wishes to acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
  Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
  The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Richard Chiang

Richard Chiang

President

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